

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2010

Steven L. Gerard, Chairman and CEO
CBIZ, Inc.
6050 Oak Tree Boulevard, South, Suite 500
Cleveland, OH 44131
Also via facsimile at: (216) 447-9007

> **Re: CBIZ, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**
> **File No. 001-32961**

Dear Mr. Gerard:

We have completed our review of your filing and response letter dated May 28, 2010, and have no further comments at this time on the specific issues raised.

Sincerely,

Katherine Wray
Attorney-Advisor